SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AOL Inc.

(Name of Subject Company (Issuer))

AOL Inc.

(Names of Filing Persons (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

00184X105

(CUSIP Number of Class of Securities)

Julie Jacobs

Executive Vice President, General Counsel and Corporate Secretary

Damien Atkins

Deputy General Counsel

770 Broadway

New York, New York 10003

Telephone: (212) 652-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Brian J. Lane, Esq.

James J. Moloney, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036-5306

Telephone: (202) 955-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2012 (the “Schedule TO”), and relates to the offer by AOL Inc., a Delaware corporation (“AOL” or the “Company”), to purchase shares of its common stock, par value $0.01 per share (the “Shares”), up to an aggregate purchase price of $400 million, at a price not greater than $30.00 nor less than $27.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 28, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”).

All information in the Offer is expressly incorporated herein by reference in answer to Items 1 through 12 of this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

a)	The table in Section 10 of the Offer to Purchase under the heading “Incorporation by Reference,” is hereby amended and replaced in its entirety with the following:

SEC Filings	Date Filed
Annual Report on Form 10-K for year ended December 31, 2011	February 24, 2012

Quarterly Reports on Form 10-Q	May 9, 2012 and August 1, 2012

Current Reports on Form 8-K	February 24, 2012 (Item 8.01); February 27, 2012 (Item 5.02); March 30, 2012 (Item 5.02); March 30, 2012 (Item 8.01); April 9, 2012 (Item 1.01); June 15, 2012 (Item 2.01); June 20, 2012 (Item 5.07); June 29, 2012 (Item 5.02); and July 25, 2012 (Item 9.01)

b)	The following information is added to the end of Item 11:

On August 3, 2012, AOL issued a press release announcing the preliminary results of the Offer, which expired at 5:00 P.M., New York City time on August 2, 2012. A copy of such press release is filed herewith as Exhibit (a)(5)(iii) and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(iii)	Press Release, dated August 3, 2012.

(d)(31)	Stock and Asset Purchase Agreement, by and between AOL Inc. and Microsoft Corporation, dated as of April 5, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q dated August 1, 2012).

(d)(32)	Intellectual Property Matters Agreement, by and between AOL Inc. and Microsoft Corporation, dated as of June 15, 2012 (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q dated August 1, 2012).

(d)(33)	Executive Employment Agreement, by and between Curtis Brown and AOL Inc. entered into as of May 9, 2012 (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-Q dated August 1, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO, as amended, is true, complete and correct.

AOL INC.

/s/ Julie Jacobs
Name: Julie Jacobs
Title: Executive Vice President, General Counsel and Corporate Secretary

Date: August 3, 2012

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated June 28, 2012.

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)*	Press Release, dated June 28, 2012.

(a)(5)(ii)*	Summary Advertisement, dated June 28, 2012.

(a)(5)(iii)**	Press Release, dated August 3, 2012.

(b)	None.

(d)(1)	Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(2)	Form of Non-Qualified Stock Option Agreement (Version 2), effective December 9, 2010 (incorporated herein by reference to Exhibit 10.9 to the Company’s Form 10-K dated February 25, 2011).

(d)(3)	Form of Restricted Stock Units Agreement (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(4)	Form of Restricted Stock Units Agreement (Version 2), effective December 9, 2010 (incorporated herein by reference to Exhibit 10.11 to the Company’s Form 10-K dated February 25, 2011).

(d)(5)	Amended and Restated Annual Incentive Plan for Executive Officers (incorporated herein by reference to Annex B of the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 16, 2010).

(d)(6)	TheHuffingtonPost.com, Inc. Long-Term Incentive Plan, as amended as of February 28, 2011 (incorporated herein by reference to the Company’s Form S-8 dated March 7, 2011).

(d)(7)	Form of 2011 Annual Bonus Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q dated August 9, 2011).

(d)(8)	2011 Directors’ Deferred Compensation Plan (incorporated hereby by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 27, 2011).

(d)(9)	Form of Non-Qualified Stock Option Agreement between AOL Inc. and Timothy Armstrong, dated December 9, 2009 (incorporated herein by reference to Exhibit 10.36 to the Company’s Form 10-K dated March 2, 2010).

(d)(10)	Form of Non-Qualified Stock Option Agreement between AOL Inc. and Timothy Armstrong, dated December 31, 2009 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(11)	Form of Non-Qualified Stock Option Agreement between AOL Inc. and Timothy Armstrong, dated January 4, 2010 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(12)	Form of Restricted Stock Units Agreement between AOL Inc. and Timothy Armstrong, dated January 4, 2010 (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(13)	Employment Agreement among AOL LLC, Time Warner Inc. and Timothy Armstrong, dated March 12, 2009 and effective as of April 7, 2009 (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s Form 10 dated September 16, 2009).

(d)(14)	First Amendment to the Employment Agreement between AOL Inc. and Timothy M. Armstrong, dated December 15, 2009 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 22, 2009 ).

Exhibit Number	Description

(d)(15)	Employment Agreement between AOL LLC and Arthur Minson, dated August 24, 2009 and effective as of September 8, 2009 (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Form 10 dated September 16, 2009).

(d)(16)	Executive Employment Agreement between AOL Inc. and Julie Jacobs, dated June 11, 2010 (incorporated herein by reference to Exhibit 10.23 to the Company’s Form 10-K dated February 25, 2011).

(d)(17)	2009 Retention Program Letter Agreement between AOL LLC and Julie Jacobs, dated April 1, 2009 (incorporated herein by reference to Exhibit 10.24 to the Company’s Form 10-K dated February 25, 2011).

(d)(18)	RSU Make-Good Program Memo from AOL Inc. to Julie Jacobs, dated March 30, 2010 (incorporated herein by reference to Exhibit 10.25 to the Company’s Form 10-K dated February 25, 2011).

(d)(19)	Amendment to Employment Agreement with Julie Jacobs, dated as of March 30, 2011 (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q dated May 4, 2011).

(d)(20)	Second Amendment to the Employment Agreement of Julie Jacobs, dated December 13, 2011 (incorporated herein by reference to Exhibit 10.26 to the Company’s Form 10-K dated February 24, 2012).

(d)(21)	Amended and Restated AOL Inc. 2010 Stock Incentive Plan (incorporated herein by reference to Annex A of the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 20, 2012).

(d)(22)	Employment Agreement between AOL Inc. and Timothy M. Armstrong, dated March 28, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q dated May 9, 2012).

(d)(23)	Employment Agreement between AOL Inc. and John Reid-Dodick, dated December 1, 2011 (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q dated May 9, 2012).

(d)(24)	Form of Performance Stock Option Agreement (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 10-Q dated May 9, 2012).

(d)(25)	Form of Performance Share Award Agreement (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-Q dated May 9, 2012).

(d)(26)	Form of Non-Qualified Stock Option Agreement (Version 3) (incorporated herein by reference to Exhibit 10.5 to the Company’s Form 10-Q dated May 9, 2012).

(d)(27)	Form of Notice of Grant of Performance Stock Option (incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-Q dated May 9, 2012).

(d)(28)	Form of Notice of Grant of Performance Share Award (Revenue) (incorporated herein by reference to Exhibit 10.7 to the Company’s Form 10-Q dated May 9, 2012).

(d)(29)	Form of Notice of Grant of Performance Share Award (Relative TSR) (incorporated herein by reference to Exhibit 10.8 to the Company’s Form 10-Q dated May 9, 2012).

(d)(30)	Form of Notice of Grant of Non-Qualified Stock Option (incorporated herein by reference to Exhibit 10.9 to the Company’s Form 10-Q dated May 9, 2012).

(d)(31)	Stock and Asset Purchase Agreement, by and between AOL Inc. and Microsoft Corporation, dated as of April 5, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q dated August 1, 2012).

(d)(32)	Intellectual Property Matters Agreement, by and between AOL Inc. and Microsoft Corporation, dated as of June 15, 2012 (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q dated August 1, 2012).

(d)(33)	Executive Employment Agreement, by and between Curtis Brown and AOL Inc. entered into as of May 9, 2012 (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-Q dated August 1, 2012).

(g)	None.

(h)	None.

**	Filed herewith.
*	Previously filed with the Schedule TO on June 28, 2012.